

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re:** **Eyegate Pharmaceuticals, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted July 8, 2014**
> **CIK No. 0001372514**

Dear Mr. From:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
If clinical trials of the EGP-437 Combination Product . . ., page 15

1. We note your response to our prior comment 8. Please expand your disclosure to state when you submitted or plan to submit your first Phase 3 clinical trial to the FDA for review, and when you plan to submit your second planned Phase 3 clinical trial to the FDA for review. Alternatively, if you do not plan to submit these trials to the FDA prior to commencement, please also state this.

Business
Follow-on Product: Wet AMD, page 66

2. We note your response to prior comment 22. Please provide the percentage of the $6.1 billion of Lucentis and Eylea sales attributable to the treatment of wet AMD, if available.

Although it is helpful to disclose that Lucentis and Eylea are prescribed for other conditions, please consider deleting the detailed descriptions of RVO, CRVO, and DME that follow the sales data for these drugs.

<u>License Agreements, page 79</u>

3. We note your response to our prior comment 29. We understand that you will seek confidential treatment for discreet milestone payments. Please disclose the aggregate amount of all milestone payments made to date and the potential aggregate additional milestones payments you may have to pay in the future.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman
        J. Fraser Collin
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110